                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                               Estimated average burden hours per response 11.00


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 ENERCORP, INC.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                     292906
                      ------------------------------------
                                 (CUSIP Number)

                                Charles Maginnis
                   29 Toe River Road, Green Mountain, NC 28740
                            Telephone: (828) 682-0446
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 2, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 127907-10-3                                               Page 3 of 6
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON.  I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

      Charles Maginnis
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
NUMBER OF         | 7|    SOLE VOTING POWER
SHARES                    60,000 shares
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          | 8|    SHARED VOTING POWER
EACH                      0 shares
REPORTING         --------------------------------------------------------------
PERSON            | 9|    SOLE DISPOSITIVE POWER
WITH                      60,000
                  --------------------------------------------------------------
                  |10|    SHARED DISPOSITIVE POWER
                          0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    60,000 shares

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.6%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 127907-10-3                                               Page 4 of 6
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Statement relates to the Common Stock of Enercorp, Inc., a company organized under the laws of the State of Colorado. The principal executive offices of the Company are located at 32751 Middlebelt Road, Suite B, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

         The identity and business/residential address of the reporting person is Charles Maginnis, 29 Toe River Road, Green Mountain, NC 28740.

         The reporting person has been self-employed as a contract interior and exterior painter for the past two years in Buladean, North Carolina.

         The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

         The reporting person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Schedule 13D reports all material transactions in Enercorp, Inc. securities by Mr. Maginnis. The following chart sets forth transactions reflecting direct beneficial ownership:


SECURITIES                             AMOUNT/SOURCE OF FUNDS
----------                             ----------------------
5,000 shares of Common Stock           The reporting person purchased these shares with personal funds on October
                                       17, 1997 at a price of $2 per share.

2,500 shares of Common Stock           The reporting person purchased these shares with personal funds on January
                                       23, 1998 at a price of $1 11/16 per share.

2,000 shares of Common Stock           The reporting person purchased these shares with personal funds on January
                                       30, 1998 at a price of $1 3/4 per share.

500 Shares of Common Stock             The reporting person purchased these shares with personal funds on March 9,
                                       1998 at a price of $1 5/8 per share.

5,000 Shares of Common Stock           The reporting person purchased these shares with personal funds on April 2,
                                       1998 at a price of $2 15/16 per share.

5,000 Shares of Common Stock           The reporting person purchased these shares with personal funds on April 2,
                                       1998 at a price of $2 13/16 per share.

SCHEDULE 13D
CUSIP No. 127907-10-3                                               Page 5 of 6
--------------------------------------------------------------------------------

2,500 Shares of Common Stock           The reporting person purchased these shares with personal funds on April 6,
                                       1998 at a price of $2 15/16 per share.

2,500 Shares of Common Stock           The reporting person purchased these shares with personal funds on April
                                       14, 1998 at a price of $3 per share.

2,500 Shares of Common Stock           The reporting person purchased these shares with personal funds on April
                                       17, 1998 at a price of $4 per share.

2,500 Shares of Common Stock           The reporting person purchased these shares with personal funds on April
                                       22, 1998 at a price of $4  1/2 per share.

1,000 Shares of Common Stock           The reporting person purchased these shares with personal funds on April
                                       23, 1998 at a price of $4  3/4 per share.

4,000 Shares of Common Stock           The reporting person purchased these shares with personal funds on May 1,
                                       1998 at a price of $5 per share.

25,000 Shares of Common Stock          The reporting person purchased these shares in a private placement with personal funds on June 21, 1999 at a price of $4 per share.


ITEM 4. PURPOSE OF TRANSACTION

         The reporting person acquired these shares for investment purposes. This amended filing corrects errors in his previous filing related to three transaction dates and prices paid for shares (which errors the reporting person believes to be non-material.)

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

         (a) The reporting person's aggregate interest and percentage of common stock of Enercorp, Inc. equals 60,000 shares of common stock 8.6% of the shares of common stock outstanding). The shares of common stock described above are the only interest the reporting person has in Enercorp, Inc. common stock.

         (b) The reporting person has sole voting and sole dispositive power with respect to 60,000 shares of common stock. The reporting person has no shared voting and dispositive power with respect to the shares of common stock of Enercorp, Inc.

         (c) N/A

         (d) N/A

SCHEDULE 13D
CUSIP No. 127907-10-3                                               Page 6 of 6
--------------------------------------------------------------------------------


         (e) N/A

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         N/A

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2004                            By:   /s/ Charles Maginnis
       -------------                                ---------------------------



ATTENTION:        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                  FEDERAL CRIMINAL VIOLATIONS. (SEE 18USC1001)